UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number: 001-11015

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

VIAD CORP CAPITAL ACCUMULATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Viad Corp

1850 North Central Avenue, Suite 1900

Phoenix, AZ 85004-4565

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIAD CORP CAPITAL ACCUMULATION PLAN

By: /s/ Leslie S. Striedel
Leslie S. Striedel
Chief Accounting Officer
On behalf of the administrator

DATE:June 26, 2020

In this report, for periods presented, “we,” “us,” “our,” “the Company,” and “Viad Corp” refer to Viad Corp.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of Viad Corp Capital Accumulation Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Viad Corp Capital Accumulation Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules of assets (held at end of year) as of December 31, 2019, and delinquent participant contributions for the year ended December 31, 2019, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
June 26, 2020

We have served as the auditor of the Plan since 1985.

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2019	2018
Assets
Cash	$2,930	$—
Participant-directed investments, at fair value:
Mutual funds	216,422,319	176,652,553
Viad Corp common stock	48,612,252	38,481,787
Common collective trusts	16,176,306	16,048,349
Total investments, at fair value	281,210,877	231,182,689

Receivables:
Notes receivable from participants	2,796,022	2,562,520
Participant contributions receivable	59,205	73,713
Dividends on participant-directed investments	71,894	76,873
Total receivables	2,927,121	2,713,106
Total assets	284,140,928	233,895,795

Liabilities
Participant withdrawal payable	5,222	21,027
Total liabilities	5,222	21,027

Net assets available for benefits	$284,135,706	$233,874,768

Refer to Notes to Financial Statements.

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2019
Additions
Contributions and transfers in:
Participant contributions	$13,259,954
Employer contributions	5,017,660
Total contributions	18,277,614

Investment income:
Net appreciation in fair value of investments	48,861,893
Dividends	9,306,851
Interest	396,731
Other income	547,515
Total investment income	59,112,990
Interest income on notes receivable from participants	143,816
Total additions	77,534,420

Deductions
Benefits paid to participants	27,184,646
Administrative fees	88,836
Total deductions	27,273,482

Increase in net assets available for benefits	50,260,938

Net assets available for benefits, beginning of year	233,874,768

Net assets available for benefits, end of year	$284,135,706

Refer to Notes to Financial Statements.

VIAD CORP CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of the Plan

The following description of the Viad Corp Capital Accumulation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan, commonly known as “Toward Retirement Income Management” or “TRIM,” is a defined contribution plan which was established on January 1, 1985, and has been amended periodically. The Plan is administered by Viad Corp, which has specifically delegated power and responsibility for daily administration to the Plan committee (the “Committee”), consisting of at least three persons appointed by Viad’s Chief Executive Officer. The trustee and record-keeper of the Plan is T. Rowe Price Retirement Plan Services, Inc. (“T. Rowe Price”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility

Each of our employees and the employees of certain of our subsidiaries are eligible to participate in the Plan, provided any such employee works in the United States, provides at least 1,000 hours of service during a consecutive 12-month period, and is paid a regular fixed compensation. Employees under collective bargaining agreements (unless the collective bargaining agreement specifically provides for participation in the Plan) or leased employees are not eligible to participate in the Plan. Eligible participants may enroll in the Plan at any time.

Contributions

Participants may contribute to the Plan on a pre-tax basis, Roth deferral basis, or a combination of both, up to 50% of their eligible compensation, as defined in the Plan document, subject to regulatory limitations. Participants reaching age 50 or older by the end of the Plan year may elect to contribute additional “catch-up” contributions to the Plan, subject to regulatory limitations.

We make matching contributions equal to 100% of each participant’s pre-tax and Roth deferral contributions up to 3% of eligible compensation, and an additional matching contribution of 50% on the next 2% of participant contributions for an overall maximum matching contribution of 4% of eligible compensation, subject to regulatory limitations. The matching contributions are invested directly in Viad Corp common stock. All matching contributions are 100% vested and are non-forfeitable. Effective April 20, 2020, the employer matching contributions were suspended and will not be made under the Plan. Refer to Note 8 – Subsequent Event for additional information.

Participant contributions are invested by T. Rowe Price into any investment offered by the Plan at the participant’s election. As of December 31, 2019, the Plan had various investment options, including 25 mutual funds and two common/collective trusts. Company matching contributions are held and managed by T. Rowe Price, which invests cash received and dividend income and makes distributions to participants. In general, participants may exchange matching contributions held in Viad Corp common stock into any investment option available in the Plan and may change investments and transfer amounts between funds at any time, subject to excessive trading guidelines.

Our Board of Directors may also provide discretionary profit-sharing allocations of additional shares of Viad Corp common stock. These profit-sharing allocations would be made pro rata based on participant compensation and would be 100% vested once made. No such discretionary profit-sharing allocations were made in either 2019 or 2018.

Rollovers

Participants may elect to make rollover contributions to the Plan from other qualified plans.

Voting Rights

Participants are entitled to exercise voting rights attributable to the shares allocated in their account and are notified prior to the time that such rights are to be exercised. Shares of allocated stock, for which no instructions are received, are voted upon by the Committee as a single block based on instructions received on the majority of such shares for which instruction is received.

Participant Accounts

T. Rowe Price maintains individual accounts for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contributions, rollover contributions, if any, Plan earnings, and Company discretionary contributions, if any. Participant accounts are also charged with withdrawals, if any, made from the Plan. The benefit, to which a participant is entitled, is the total of the participant’s vested account less any outstanding participant loans.

Distributions to Participants

Benefits are payable to participants upon termination of employment from the Company, disability, retirement, or death. A participant who terminates employment may leave his or her account balance with the Plan, subject to the rules for required distributions. Terminated participants may also roll over or cash out their existing balances. Distributions of allocated Viad Corp shares are made in cash or, if the participant elects, in the form of Viad Corp common stock plus cash, for any fractional share. Qualified distributions from the Roth component of the Plan, including any earnings received thereon, are tax-free to the participant if taken at least five years after the year of the first Roth contribution, upon reaching the age of 59½, total disability, or death. If the distribution is not qualified, withdrawals from the account are subject to certain tax penalties.

Notes Receivable from Participants and Hardship Withdrawals

Participants may borrow from their Plan account balances a minimum of $1,000 up to the lesser of (i) 50% of a participant’s account balance, or (ii) $50,000, reduced by the participant’s highest outstanding loan balance during the last 12 months. Participants may borrow from their pre-tax contributions, non-Roth after-tax deposits, catch-up contributions, and any earnings on them, but may not borrow from the employer matching contributions or Roth deferral contributions. The interest rate for loans is the prime rate at the beginning of the month in which the loan originated, plus 1%. Loans are repaid in equal installments (ratably through payroll deductions) over a period of up to five years, except for loans that are used to purchase a home, which can be repaid over a maximum of 15 years. As of December 31, 2019, participant loans had maturities through 2034 and interest rates ranging from 4.25% to 9.25%.

Withdrawals of deferred contributions and rollovers may be made by the participant in the event of a qualified financial hardship, as defined in the Plan, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all non-taxable loans available under the Plan have already been obtained. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months and are limited to one hardship withdrawal per calendar month.

Plan Termination and Amendments

While it is our intention to continue the Plan, we have the right to terminate the Plan, subject to the provisions of ERISA, provided we have paid all required contributions at the termination date. We also have the right to amend the Plan from time to time. Effective as of December 31, 2014, the Plan was amended and restated to incorporate Plan amendments approved subsequent to the last Plan restatement, and for legal compliance with applicable federal laws and modifications required by the Internal Revenue Service (“IRS”) in connection with the IRS’ review of the Plan’s application for a determination letter.

Note 2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying Plan financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides various investment options to the participants, including mutual funds, common stock, and common/collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 - Fair Value Measurements for further discussion.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest income is recorded on an accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses

During 2019, neither the Plan nor its participants paid a direct fee for recordkeeping and related services provided by T. Rowe Price. Such costs were paid for through revenue sharing built into the expense ratio of the investments. As a result of revenue sharing, participants were not charged loan processing fees or for the cost of legal review of qualified domestic relations orders. Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. During 2019, all Plan-related expenses were paid through revenue sharing. The Plan held undistributed administrative revenue of $529,323 as of December 31, 2019 and $353,304 as of December 31, 2018. Future plan expenses can be paid from any excess remaining revenue sharing amounts.

As indicated above, the Plan’s investment options charge management fees and operating expenses that are built into the operating cost of the investment and referred to as an “expense ratio” or “total annual operating expenses,” which are deducted periodically from the investment. Consequently, these costs are not separately reflected as expenses to the Plan but as a reduction of investment income.

Participant Withdrawal Payable

During 2019, two participants elected to withdraw from the Plan and received payments totaling $5,222 subsequent to December 31, 2019. During 2018, one participant elected to withdraw from the Plan and received a payment of $21,027 subsequent to December 31, 2018.

Note 3.  Fair Value Measurements

We categorize the Plan assets and liabilities based on the priority of the inputs to the valuation technique into a three-level fair value hierarchy as set forth below. The three levels of the hierarchy are defined as follows:

•	Level 1 - quoted prices in active markets for identical investments.
•	Level 2 - observable inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.
•	Level 3 - unobservable inputs to the valuation methodology that are significant to the measurement of fair value.

Asset Valuation Techniques - Valuation methodologies maximize the use of quoted prices and other observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value:

•	Common stock - Valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year.
•

Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended and are registered with the Securities and Exchange Commission. These mutual funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•	Common/Collective trust funds:
o

Stable value common trust fund – Composed primarily of fully benefit-responsive investment contracts and is reported at fair value using NAV as a practical expedient. Measurement principles indicate that, in the determination of a stable value fund’s NAV, the relevant measurement is net assets which include fully benefit-responsive investment contracts held by the fund at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan, and is equal to the original cost plus accrued income and deposits less withdrawals. This NAV represents the Plan’s fair value as this is the NAV at which the Plan transacts with the fund.

o	U.S Bond Enhanced Index Trust – Valued at the NAV as a practical expedient. The NAV is based on the fair value of the underlying investments held by the fund, less its liabilities.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. A summary of the Plan’s investments at fair value is as follows:

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2019	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Viad Corp common stock	$48,612,252	$48,612,252	$—	$—
Mutual funds	216,422,319	216,422,319	—	—
Total assets measured at fair value	$265,034,571	$265,034,571	$—	$—

Investments measured at net asset value - Common collective trusts (1)	16,176,306
Total	$281,210,877

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2018	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Viad Corp common stock	$38,481,787	$38,481,787	$—	$—
Mutual funds	176,652,553	176,652,553	—	—
Total assets measured at fair value	$215,134,340	$215,134,340	$—	$—

Investments measured at net asset value - Common collective trusts (1)	16,048,349
Total	$231,182,689

(1)

Investments that are measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in the above table are intended to permit reconciliation of the fair value hierarchy to the statement of net assets available for benefits.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. During 2019 and 2018, there were no transfers between levels.

Note 4.  Investments Measured at Net Asset Value

Investments which measure the fair value using the NAV per share as a practical expedient as of December 31, 2019 and 2018 were as follows:

	Fair Value
Investment	December 31, 2019	December 31, 2018	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
T. Rowe Price Stable Value Common Trust Fund	$11,698,519	$11,761,791	$—	Daily	None (1)	None
T. Rowe Price U.S. Bond Enhanced Index Trust	4,477,787	4,286,558	—	On a valuation date	None (1)	90 days
Total	$16,176,306	$16,048,349	$—
(1)

The trusts have the ability to implement redemption safeguards which could limit the Plan’s ability to transact in the trusts; these safeguards had no effect on participant redemptions at year-end, and are not expected to impact the abilities of participants to transact in the trusts.

Stable Value Common Trust Fund. The Stable Value Common Trust Fund (“Stable Value Fund”) is a common/collective investment trust fund managed by T. Rowe Price which invests in a variety of investment contracts such as guaranteed investment contracts issued by insurance companies and other financial institutions and other investment products (separate account contracts and structured or synthetic investment contracts) and other similar investments that are intended to maintain a constant NAV while permitting participant-initiated, benefit-responsive withdrawals for certain events. Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value.

The existence of certain conditions can limit the Stable Value Fund’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Stable Value Fund that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Stable Value Fund or a unit holder, tax disqualification of the Stable Value Fund or a unit holder, and certain Stable Value Fund amendments if issuers’ consents are not obtained. According to the investment manager’s annual report, as of December 31, 2019, the occurrence of an event outside the normal operation of the Stable Value Fund, which would cause a withdrawal from an investment contract is not probable. To the extent a unit holder requests a redemption, under normal circumstances, it is anticipated that liquid assets would be available to satisfy the redemption of such unit holder’s interest in the Stable Value Fund without the need to access investment contracts. Plan management believes that the occurrence of events that would cause the Stable Value Fund to transact at less than contract value is not probable.

U.S Bond Enhanced Index Trust. The U.S. Bond Enhanced Index Trust (“Bond Index Trust”) normally invests substantially all of its assets in a broad range of income producing securities which attempt to correspond to the total return performance of debt securities in the Barclays Capital Aggregate Bond Index. The Bond Index Trust is valued on a daily basis.

Note 5.  Exempt Party-in-Interest Transactions

Plan investments include shares of mutual funds and common/collective trusts managed by T. Rowe Price. T. Rowe Price is the trustee, as defined by the Plan, thus transactions involving those shares qualify as exempt party-in-interest transactions. The Plan issues loans to participants, which are secured by the vested balance in the participants’ accounts. The Plan also holds shares of Viad Corp common stock, and any transaction involving those shares also qualifies as an exempt party-in-interest transaction. The Plan’s investment in Viad Corp common stock as of December 31, 2019 and 2018 is as follows:

	December 31,
	2019	2018
Shares of Viad Corp Common Stock	720,182	768,253
Fair Value	$48,612,252	$38,481,787

Note 6.  Federal Income Tax Status

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no tax authority audits in progress, and the Plan administrator believes the Plan is no longer subject to federal income tax examinations for years prior to 2016.

The IRS issued a determination letter on March 4, 2016 confirming that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code. The Company believes the Plan has maintained its tax-exempt status and, accordingly, no provision for income taxes has been included in the Plan’s financial statements.

There is currently a Department of Labor (“DOL”) audit in progress. We do not believe it will have a material effect on the financial statements.

Note 7.  Nonexempt Party-In-Interest Transaction

During 2019, participant contributions of $11,833, related to periods prior to and including 2019, were remitted to the trustee after the time required by the DOL Regulation 2510.3‑102. We calculated the interest on the delinquent contributions and transmitted the lost earnings of $651 to the Plan during 2019. The Company filed Form 5330 with the IRS and paid the required excise tax on the transaction.

Note 8. Subsequent Event

On March 11, 2020, the World Health Organization declared the coronavirus (“COVID-19”) a “pandemic.” COVID-19 has spread rapidly, with a high concentration of confirmed cases in the U.S. and other countries. The COVID-19 pandemic has had, and is expected to continue to have, a substantial negative impact on businesses around the world and on global, regional, and national economies. Subsequent to December 31, 2019, the value of the Plan assets, including investments held in Viad Corp common stock, have been negatively affected due to the deteriorating macroeconomic environment in the global markets. Effective April 20, 2020, the employer matching contributions were suspended and will not be made under the Plan.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was enacted and signed into law in the wake of the COVID-19 pandemic. Certain provisions of the CARES Act allow eligible participants the following:

•	Penalty-free distribution of up to $100,000 until December 28, 2020 with payment of taxes on the distribution to be spread out over a three-year period.
•

Loan repayments due are temporarily suspended until December 31, 2020. Interest will continue to accrue during this period. Loan payments will resume in January 2021 and the loan(s) will be re-amortized to account for the suspension.

•

Loans may be taken up to the lesser of $100,000 (reduced by the highest outstanding loan balance during the prior 12 months) or 50% of a participant’s vested account balance. This increased loan amount is available for loans taken by September 17, 2020. Plan limitations on the number of outstanding loans permitted and other requirements still apply.

Eligible participants include those who have been diagnosed with COVID-19 by a test approved by the Centers for Disease Control and Prevention (“CDC”); participant’s spouse or dependents who have been diagnosed with COVID-19 by a test approved by the CDC; or participants who have experienced adverse financial consequences from quarantine, furlough, layoffs, reduced work hours, inability to work due to lack of child care, or the closing or reduced hours of a business owned or operated by the participant on account of the coronavirus.

VIAD CORP CAPITAL ACCUMULATION PLAN

Employer ID 36-1169950, Plan 002

Supplemental Schedule of Assets (Held at End of Year)

Form 5500, Schedule H, Part IV, Line 4i

As of December 31, 2019

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Shares	Current Value
*	T. Rowe Price New Horizon Fund	Mutual Fund	502,006	$29,804,104
*	T. Rowe Price Blue Chip Growth Fund	Mutual Fund	238,437	29,649,606
*	T. Rowe Price Value Fund	Mutual Fund	575,608	21,832,798
*	T. Rowe Price Equity Index 500 Fund	Mutual Fund	247,308	21,226,409
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund	663,638	17,188,226
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund	853,100	16,234,499
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund	891,164	15,844,893
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund	449,250	12,156,696
*	T. Rowe Price Stable Value Common Trust Fund	Common/Collective Trust	11,698,519	11,698,519
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund	413,461	9,133,354
*	T. Rowe Price Government Money Fund	Mutual Fund	7,755,303	7,755,303
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund	360,152	6,670,008
*	T. Rowe Price International Stock Fund	Mutual Fund	251,661	4,690,964
*	T. Rowe Price U.S. Bond Enhanced Index Trust	Common/Collective Trust	109,081	4,477,787
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund	259,497	4,058,529
*	T. Rowe Price International Value Equity Fund	Mutual Fund	228,092	3,236,621
	Vanguard Mid- Cap Value Index Value Fund	Mutual Fund	13,757	3,035,515
*	T. Rowe Price Spectrum Income Fund	Mutual Fund	226,752	2,886,550
	PIMCO Total Return Fund	Mutual Fund	247,165	2,555,689
	Vanguard Small Cap Value Ind Adm Fund	Mutual Fund	35,974	2,118,482
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund	117,514	1,868,467
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund	113,062	1,639,395
	Metropolitan West Total Return Bond Plan	Mutual Fund	127,009	1,306,917
*	T. Rowe Price Retirement Balance Fund	Mutual Fund	39,124	606,416
*	T. Rowe Price Retirement 2060 Fund	Mutual Fund	40,063	508,802
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund	11,700	210,956
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund	14,826	203,120
*	Viad Corp	Common Stock	720,182	48,612,252
	Total investments			$281,210,877

	Notes receivable from participants	Interest rate 4.25% - 9.25%, maturing through 2034		2,796,022
				$284,006,899

* Party-in-interest as defined by ERISA

Cost information is not included in the above table because investments are participant directed.

VIAD CORP CAPITAL ACCUMULATION PLAN

Supplemental Schedule of Delinquent Participant Contributions

Form 5500, Schedule H, Part IV, Line 4a

For the Year Ended December 31, 2019

Participant Contributions Transferred Late to the Plan *	Total That Constitute Nonexempt Prohibited Transactions
Check here if late participant loan contributions are included [ ]	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$11,833	$—	$—	$—	$11,833

* During 2019, participant contributions of $11,833, related to periods prior to and including 2019, were remitted to the trustee after the time period prescribed by DOL Regulation 2510.3-102. We calculated the interest on the delinquent contributions and transmitted the lost earnings of $651 to the Plan during 2019. We filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, with the IRS.